Exhibit 99.1

ADECOAGRO ENHANCES CAPITAL STRUCTURE AND IMPROVES LONG TERM FINANCIAL FLEXIBILITY

•	Issues a 10 year $500 Million Bond with an Annual Coupon of 6.000%
•	Refinances Majority of Debt at More Favorable Interest Rates and Extends Debt Maturity
•	Strengthens Balance Sheet and Provides Increased Opportunities for Growth

LUXEMBOURG – September 25, 2017 -- Adecoagro S.A. (NYSE: AGRO) (“Adecoagro” or the “Company”), a leading agricultural company in South America, today announced proactive steps to continue enhancing its ability to manage and allocate capital more efficiently, to strengthen its balance sheet and to improve its long term financial flexibility.

Adecoagro’s long-term strategic priorities have been consistently focused on four core areas:

•	Bolster position as the lowest-cost agricultural producer globally;
•	Generate sustainable margins and cash flows across commodities cycle;
•	Deepen focus on sustainability and operational efficiency; and
•	Continue to strengthen the balance sheet.

On September 21, 2017, Adecoagro closed its offering of U.S.$500,000,000 aggregate principal of its 6.000% senior notes due 2027. The notes are guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The Company will use the proceeds from the offering to repay existing debt and for general corporate purposes.

Mariano Bosch, Adecoagro’ s Chief Executive Officer, said: “This refinancing is a major milestone that significantly enhances our ability to execute our strategy and focus on long term value creation.”

“Adecoagro continues to deliver solid financial and operational performance, increasing year-over-year its adjusted EBITDA, gross sales and net income, despite operating in a weak commodity cycle. This robust performance, coupled with our sustained positive free cash flow and enhanced balance sheet, will allow us to take advantage of market opportunities, and continue to enhance operational efficiency and cost dilution.”

Charlie Boero Hughes, Adecoagro’s Chief Financial Officer, added: “The successful notes offering substantially increases our financial flexibility while decreasing our cost of capital over the long term. Through the offering, we have materially extended our debt maturity to 10 years and locked in highly favorable interest rates, which will greatly benefit our shareholders. We are pleased with the support we received from our lenders, investors and other financial institutions to complete this important initiative.”

About Adecoagro:

Adecoagro is a leading agro-industrial company in South America. As of June 30, 2017, Adecoagro owned over 246 thousand hectares of farmland and several industrial facilities spread across the most productive regions of Argentina, Brazil and Uruguay, where it produces over 1.9 million tons of agricultural products including sugar, ethanol, electricity, milled rice, corn, wheat, soybean and dairy products, among others.

Forward Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” or the negative of these terms or other comparable terms. However, the absence of these words does not mean that the statements are not forward-looking.

These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause or contribute to a material difference include, but are not limited to, those discussed in our filings with the SEC and the following:(i) the company’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the company’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the company operates, environmental laws and regulations; (iv) the implementation of the company’s business strategy; (v) the company’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the company’s financing strategy and capital expenditure plan; (vii) the maintenance of the company’s relationships with customers; (viii) the competitive nature of the industries in which the company operates; (ix) the cost and availability of financing; (x) future demand for the commodities the company produces; (xi) international prices for commodities; (xii) the condition of the company’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the company’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the company’s filings and submissions with the SEC.

All forward-looking statements set forth in this press release are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us or our business or operations. Forward-looking statements set forth in this press release speak only as of the date hereof and we do not undertake any obligation to update forward-looking statements to reflect subsequent events or circumstances, changes in expectations or the occurrence of unanticipated events.

Investor Relations Department

Hernan Walker

IRO

Email: ir@adecoagro.com

Tel: +54 (11) 4836-8651